First Quarter 2006 Results

31 May 2006

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp27.70 trillion (As of 31 March 2006)

Issued shares

5,378,666,500 (after 5:1 Stock Split & Issuance of ESOP)

Share Price

Rp 5,150 (As of 31 March 2006)

Hi/Lo (3 mo) Rp6,100/Rp4,875

Major Shareholders (As of 31 March 2006)

Indonesia Communications Ltd     40.37%

Government of Indonesia              14.44%

Public                                             45.19%

IDR  to  USD Conversion

1 USD = Rp9,480 (31 March 2006)

Board of Directors

President Director/CEO - Hasnul Suhaimi

Deputy Pres. Dir. - Dr. Kaizad B. Heerjee

Jabotabek & Corporate Sales Dir. – Johnny Swandi Sjam

Marketing Dir. –  Wahyu Wijayadi

Regional Sales Dir. – Wityasmoro S. H.

Network Dir. – Raymond Tan

Information Technology  Dir – Joseph Chan

Finance Dir./CFO – Wong Heang Tuck

Corporate Svc. Dir. –  S. Wimbo S Hardjito

Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

Financial Summary

For Period Ended 31 March

In Rp Billion	2005 (Restated)	2006	(%) Change
Operating Revenues	2,815.9	2,899.6	3.0
Operating Expense	1,960.7	2,051.2	4.6
Operating Income	855.2	848.4	-0.8
Net Income	282.8	383.9	35.8
EBITDA	1,613.0	1,684.9	4.5

Financial Ratios

	Formula	1Q-2005	1Q-2006
EBITDA Margin	EBITDA / Operating Revenues	57.3%	58.1%
Interest Coverage	EBITDA/Interest Expense	564.4%	524.7%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	171.4%	213.5%
Net Debt to Equity	Net Debt / Total Equity	42.2%	53.8%
EBITDA Margin	EBITDA / Operating Revenues	57.3%	58.1%

Highlights

•

As of 31 March 2006, our cellular subscriber base reached around 13 million or increased by 27.2% year-on-year. While cellular revenues were recorded as Rp2,171.9 billion in the first quarter of 2006.

•

Our MIDI business recorded an increase demand of IP-VPN and international and domestic private leased circuit and hence our MIDI revenues recorded a 16.4% growth in its operating revenues in first quarter 2006 compared to the same period last year.

•

We recorded 16.4% growth in our IDD minutes in first quarter 2006 compared to the same period last year mainly driven by the increase in incoming minutes.

•

Cellular, MIDI and fixed telecommunications services contributed 74.9%, 15.7% and 9.4% respectively to operating revenues.

•

As of 31 March 2006, we had hedging facilities amounting to US$ 350 million.

Investor Relations Division PT Indosat Tbk. Jl Medan Merdeka Barat 21 Jakarta – Indonesia	Phone:+62213869614/300030001 Fax : +62 213804045 E-mail : investor@indosat.com http://www.indosat.com

INDOSAT REPORTS FIRST QUARTER 2006

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORTS

Jakarta, 31 May 2006 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated first quarter 2006 operational and financial results with limited review reports from an independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues and operating income for the period ended 31 March 2006 amounting to Rp2,899.6 billion and Rp848.4 billion respectively. Net income was recorded as Rp383.9 billion.

For the period ended 31 March 2006, cellular, MIDI, and fixed telecommunication services contributed 74.9%, 15.7% and 9.4% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL RESULTS

Profit and Loss Statements (for the period ended 31 March 2006 compared to the period ended 31 March 2005):

Operating revenues

Overall revenues increased from Rp2,815.9 billion in first quarter 2005 to Rp2,899.6 billion in first quarter 2006, or increased by 3.0%, primarily as a result of growth in revenues from cellular services. During this same period, revenues from fixed telecommunication services decreased by Rp45.0 billion or 14.2% compared to the prior period, while revenues from MIDI increased by 16.4%. As a result, cellular services revenues represented 74.9% of our total operating revenues in first quarter 2006, compared to 74.8% in first quarter 2005.

Cellular services.    For the first quarter 2006, we recorded cellular operating revenues totaling Rp2,171.9 billion, or an increase of 3.1% from Rp2,107.4 billion in first quarter 2005. Usage charges (voice outgoing) decreased by Rp144.1 billion, or 11.1%, from Rp1,300.2 billion in first quarter 2005 to Rp1,156.1 billion in first quarter 2006,  and represented 53.2% of total cellular revenues in first quarter 2006, compared to 61.7% in first quarter 2005. The decline of usage charges as a proportion of cellular revenues, principally due to the larger percentage increase in value-added features charges, mostly derived from short message services in first quarter 2006. Value-added features charges increased by Rp178.0 billion in first quarter 2006, an increase of 32.6% compared to the same period in 2005, represented 33.3% of total cellular revenues in first quarter 2006. The increase is attributable to the increase in the short message services and expansion in the number of value added features available to prepaid subscriber. We expect that value-added features charges will continue to increase as a proportion of cellular revenues, as the trend on data traffic increased in the recent periods. Meanwhile, interconnection income increased by Rp38.1 billion, or an increase of 21.2% compared to 2005 and represented 10.0% of cellular revenues in first quarter 2006.

MIDI services.    In first quarter 2006, operating revenues from MIDI services represented 15.7% of total operating revenues. Operating revenues from MIDI services increased by Rp64.2 billion, or 16.4%, from Rp391.5 billion in first quarter 2005 to Rp455.7 billion in first quarter 2006, despite the increased competition from domestic and international providers. The increase in MIDI revenues is contributed by significant growth in wholesale market especially for international and domestic HSL as well as IP based services (IP VPN).

Fixed Telecommunication services.    Operating revenues from fixed telecommunication services decreased by Rp45.0 billion, or 14.2%, from Rp317.0 billion in first quarter 2005  to Rp272.0 billion in first quarter 2006. Fixed telecommunication services revenues represented 9.4% of operating revenues in first quarter 2006, compared to 11.3% in 2005. International calls contributed 77.2% to fixed telecommunication services revenues, while Fixed Wireless Access contributed 13.0%. The remaining 9.8% was from local fixed telephone service (“I-Phone”). Total call volume from our “001” and “008” international gateways increased by 16.4%, from 233.4 million minutes in first quarter 2005 to 271.6 million minutes in first quarter 2006. Total incoming traffic increased by 21.4% from 193.8 million minutes in first quarter 2005 to 235.3 million minutes in first quarter 2006 due to implementation of market termination rate-based pricing system with several foreign telecommunication operator, as well as volume commitment. Outgoing traffic decreased by 8.3% from 39.6 million minutes in first quarter 2005 to 36.3 million minutes in first quarter 2006 due primarily to increased competition in IDD from VoIP service providers and Telkom 007.

 Operating expenses

Operating expenses increased by Rp90.5 billion, or 4.6%, from Rp1,960.7 billion in first quarter 2005 to Rp2,051.2 billion in first quarter 2006, primarily due to increased expenses for depreciation and amortization, leased circuit,  and other cost of services. While we were able to manage the other operating expenses items.

Depreciation and amortization expenses increased by 10.4% from Rp757.8 billion in first quarter 2005 to Rp836.5 billion in first quarter 2006. The depreciation expense relates primarily to increase in our capital expenditure especially for our cellular equipment.

Personnel costs. It decreased by Rp40.4 billion, or 12.3%, from Rp327.3 billion in first quarter 2005 to Rp286.9 billion in first quarter 2006. Personnel costs decreased primarily due to decrease in expenses associated with the end of ESOP compensation.

Compensation Expenses to telecommunications carriers and service providers. It relates principally to international call services, decreased from Rp108.0 billion in first quarter 2005 to Rp85.6 billion in first quarter 2006, or 20.8% largely due to increase of traffic originated and terminated from within our own network. Such decrease in compensation expense is also attributable to the expansion of our network as well as the results of network integration.

Administrative and general expenses. It decreased by Rp15.5 billion, or 9.1%, from Rp169.7 billion in first quarter 2005 to Rp154.2 billion in first quarter 2006, primarily due to the decrease provision on doubtful account.

Maintenance expenses. It decreased by Rp5.2 billion, or 3.9%, from Rp134.0 billion in first quarter 2005 to Rp128.8 billion in first quarter 2006, primarily due to decreased maintenance expenses due to the expiry of some maintenance contracts.

Leased circuits expenses. It is mainly driven by the use of leased circuits by cellular and MIDI business. Lease circuits expense increase by Rp2.4 billion, or 6.2%, from Rp37.9 billion in first quarter 2005 to Rp40.2 billion in first quarter 2006, due to increase in MIDI revenue and expanded our cellular coverage and network.

Marketing expenses. It was recorded as Rp80.4 billion in first quarter 2006, relatively flat compared to the same period last year since we have not launched significant marketing initiatives in the period.

Other cost of services expenses. It increased by Rp93.4 billion, or 27.1%, from Rp345.1 billion in first quarter 2005 to Rp438.5 billion in first quarter 2006. Cost of SIM cards & pulse reload vouchers contributed around 40% of total cost of services, and increased by Rp95.9 billion or 117.7% year on year, due to provision for obsolete and net realizable value of inventory.

Operating income

Operating income decreased by Rp6.8 billion, or 0.8%, from Rp855.2 billion in first quarter 2005 to Rp848.4 billion in first quarter 2006.

 Other expenses

We recorded the decreased other expenses from Rp432.8 billion in first quarter 2005 to Rp290.9 billion in first quarter 2006 due to the followings:

Interest income increased by Rp27.5 billion to Rp66. billion due to the increase in the average interest rate in time deposit and increase in averages cash balance.

Financing cost in first quarter 2006 was Rp328.4 billion, representing a 13.2% increasing compared to first quarter 2005, principally due to additional indebtedness due to bonds issuance in June 2005.

We recorded a foreign exchange gain-net of Rp264.5 billion in first quarter 2006 due to the appreciation of the Rupiah against the U.S. dollar in first quarter 2006 compared to first quarter 2005 and the higher bond denominated USD and the higher weighted average balance of U.S. dollar-denominated liability in first quarter 2006 compared to first quarter 2005. This was partly offset by unrealized loss on derivatives was Rp222.4 billion in first quarter 2006, mainly due to the derivative transactions that the Company entered into in 2005.

STATUS OF BORROWINGS

As of 31 March 2006, the Company had outstanding borrowings of Rp12,087.3 billion which includes:

•

Loans payable (including current maturities and unamortized debts issuance cost) of Rp1,354.7 billion

•

Bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp10,732.6 billion

The table below summarizes major long-term debts of Indosat as of 31 March 2006.

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds I (Rp billion)	951.5	2006	Series A Fixed 18.5% p.a. and Series B Floating maximum 21% p.a. and minimum 16% p.a. (Fully repaid in April 2006)
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans - Mandiri	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans - BNI	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan - BCA	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year

LINTASARTA
Loans payable from Niaga (Rp billion)	117.8	2005 - 2007	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%
Limited and Convertible Bonds (Rp billion)	35.9	2006 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	1Q-06
Internet (from IM2)	88,139
Satellite (Indosat Consolidated)	34,909

CAPITAL EXPENDITURES

In first quarter 2006, Indosat committed Rp1,013.9 billion for capital expenditure in first quarter 2006 with the following breakdown:

(i)

Rp858.0 billion for cellular network

(ii)

Rp131.1 billion for fixed telecom, MIDI and Backbone

(iii)

Rp13.2 billion for Network and Information Technology

(iv)

Rp11.6 billion for Region and Property

For 2006, Indosat plans to spend for the capital expenditure of around US$700 million of which around 80% will be allocated for cellular business.

OPERATIONAL RESULTS

Cellular Services

As of the end of first quarter 2006 we recorded 13.0 million cellular subscribers or increased by 27.2% compared to first quarter 2005. In first quarter 2006, we experienced number of challenges and as a result of this, our net subscribers decreased by around 10.7%, from 14.5 million subscribers by year end 2005 to 13.0 million as of 31 March 2006. Blended ARPU were recorded as Rp58.8 thousands in first quarter 2006, a decline of 24% compared to the same period last year but relatively flat compared to the fourth quarter 2005.

Cellular Marketing and Promotion activities during the quarter were, among others:

•

Mentari starter pack offer 10 SMS bonuses in activation and 40 SMS bonuses in first reload.

•

“Mentari Tarif Hebat”  which is a “family and friends package” that offers special voice tariff between  5 pre-registered numbers (including the original party) of  Rp. 250 per 30 second,- start from 15 January until 30 April 2006

•

Mentari also offer off-peak tariff, Rp. 150 per 30 second start from 23.00 to 06.00. The program effective until 30 April 2006.

•

Tariff for Regional Mentari, for currently specially offered to subscribers in Sumatera, Kalimantan and eastern Indonesia regions, in the form of discounted tariff for calls made from Mentari subscribers to own-net and others cellular to only Rp. 1.500 per minute. This program started from 16 March 2006 to 30 June 2006.

•

IM3 Bonus Pulsa Harian, offering bonuses Rp. 500,- for customer which usage Rp. 2.000,- per day effective until 30 April 2006.

•

IM3 Tariff in New Area, a same tariff among IM3 customers for local calls with flat tariff of Rp 500 per minute and SMS Rp. 150 from IM3 customer to IM3, Mentari and Matrix customers in Kalimantan, Sulawesi, and other Eastern Indonesia regions. This program will be effective until 31 May 2006.

•

IM3 also launch voucher SMS, which only use for SMS usage. This package offering 50 SMS for Rp. 5.000 per voucher.

•

To serve and offers variety of VAS content/services to community customer, Indosat via Mentari has launch Mentari FreeKick to soccer community and Mentari Qolbu, a package program with Management Qolbu (AA Gym).

•

Introducing Blackberry Services for corporate and retail (individual) market who need mobile & secure email access

•

Matrix Package & Cross-selling Program with handset provider and corporate segment to broadening market.

On 16 April 2006, we launched a new marketing initiative called “Punya Indosat” or “Indosat’s Own”. This initiative was intended to enhance our mid-end prepaid brand “Mentari”.

Network Development Updates

As of 31 March	2005	2006
Operational sites	4,409	5,429
Base Stations	4,952	5,971
Base station controllers	150	162
Mobile switching centers	42	51

During first quarter 2006, we have expanded and enhanced our networks to meet the increased demands and broaden our coverage. We have also completed the swap-out of base stations/radio network in Java which signifies the integration of our legacy cellular networks.

MIDI Services

In first quarter of 2006, the overall MIDI services enjoyed a positive growth, especially for wholesale segment and IP based services. This figures reflected the growing market demand for MIDI services.

In first quarter of 2006, we experienced a surged in domestic demand for broadband leased lines. It was also partly driven by the increase in our facilities management services business. Therefore, the domestic high speed leased lines posted a significant increase in this quarter.

Our key initiatives in MIDI business in first quarter 2006 are as follows:

1.

Develop competitive pricing

2.

Aggressive selling, domestic and international broadband services

3.

Expand market coverage by developing international and domestic point of presences, implement FBO and activation NAP peering networks.

Fixed Telecommunication Services

IDD Services

Total traffic of Indosat IDD (Outgoing and Incoming) in the first quarter 2006 was recorded as 271.6 million minutes, an increase of 16.4% compared to the same period last year. However, our outgoing traffic decreased continuously as an impact from tighter competition, especially for traffic originated from PSTN and other cellular operators.

The increase of incoming traffic (21.4%) was resulted from volume commitment with competitive termination rate in first quarter 2006.

To defend our IDD, Indosat has engaged several key initiatives in first quarter 2006 such as:

1.

Special Discount program for IDD “001” and “008” originating from Indosat‘s cellular and StarOne.

2.

Special tariff for operator assisted International Calls as emergency solution to problem of difficulties in accessing IDD 001 and 008 from PSTN.

3.

New and more aggressive Indosat Flat Call 016 advertising in printed media.

4.

Flat Call 016 in Sumatera.

Fixed Wireless Access Services

As of 31 March 2006 our fixed wireless access recorded a total subscriber base of 238,688 which is comprised of 20.696 postpaid subscribers and 217.992 prepaid subscribers. We also recorded a blended ARPU of Rp42.453 derived from Postpaid ARPU of Rp243.635 and Prepaid ARPU of Rp26.485 in the first quarter 2006.

RECENT DEVELOPMENT

Preparation for 3G services

In order to keep up with technology enhancement, Indosat participated in 3G spectrum tender performed by Communication and Information Ministry. Through the tender, Indosat has won the 3G spectrum with the lowest bid of Rp. 160 billion and Upfront Fee of Rp. 320 billion. Indosat has been rolling out the 3G network in Jakarta and Surabaya and expected to launch the services in second half this year.

Indosat launched MPLS Services

In order to strengthening MIDI growth and expand market, Indosat launched Multi Protocol Label Switching (MPLS) Services in May 2006. The services offer basic services and value added services with competitive price and full network support.

New Interconnection Regime

In February 2006, the Communication and Information Ministry has signed the new Cost Based Interconnection scheme. In the new regime, regulator required all operators to issue Reference Interconnect Offer (RIO) which contains terms and conditions. Dominant operators should have their RIO approved by regulators. All operators should also open Point of Interconnection as many as technically possible.

Mandatory Prepaid Registration

Regulator required all operators to conduct mandatory prepaid registration to be completed by April 28, 2006. Customers can register their number by sending SMS to 4444, visiting our website, calling our customer service representatives or walking in to our galleries. However, regulator has extended the registration period with several policy: for those with incomplete data will have the ability to complete the data until June 31 with 1 month soft block, for those who has not registered will have the ability to register until May 29 with 1 month soft block and new customers post April 28 will have 2 weeks to register and soft block if they do not register. As of now, 2006, we have registered around 90% of our total subscribers.

Indosat Fully Repaid The Principal And Interest  Of The First Indosat Bond In Year 2001 Amounting To Rp992.2 Billion

Indosat fully repaid the principal and interest of Series A and Series B of the First Indosat Bond in Year 2001 which was due on 12 April 2006 (“Repayment”). The repayment of the principal and interest for the 20th period was exercised through the central securities depository institution - PT Kustodian Sentral Efek Indonesia (“KSEI”). This repayment reduces the Company’s interest expenses by around Rp172 billion per annum, starting from the second quarter of 2006.

Indosat launched New Mentari Marketing Campaign (Punya Indosat)

Indosat introduces the new format to communicate its products brands by inserting a tagline “Punya Indosat” or “Indosat’s Own” in all of its product communications materials. “Punya Indosat” tagline serves as an umbrella for all products owned by Indosat. Besides the new communications format, Indosat has also introduced four icons that symbolize the benefit and features provided by Indosat products, which are:

The Bat Icon (Free Talk); symbolizes the benefit of 5 hours free calls from Mentari to Mentari, Matrix and IM3 for local, domestic long distance throughout Indonesia (excluding International calls), effective from 16 April 2006 at 00.00 to.05.00 local time. The free calls are offered to Mentari customers with a minimum balance of Rp25 thousands. Mentari customers with a balance below Rp25 thousands will be charged and off-peak tariff of Rp 150 per 30 seconds.

The Egg Icon (Flat Zone); symbolizes the benefit of a larger zone and lower rate. Now Mentari will offer a local tariff of Rp450 per 30 second for calls to PSTN in zone which previously are considered the domestic long distance zone.

The Musical Note Icon (i-Ring); symbolizes the I-Ring feature, a personal ring tone that can be activated by Matrix, Mentari and IM3 customers. With I-Ring, the caller can enjoy a song while waiting for the call to be received.

The Lips Icon (i-Say); symbolizes the i-Say feature or known as Voice SMS, a new service from Indosat that enables the customers to send voice SMS.

Indosat launched New Fixed Wireless Access Services Area

Indosat launched service of Fixed Wireless Access (FWA) for Batam and Pekanbaru area. The service is intended to provide more alternative telecommunication services to the public, for people in the area of Batam and Pekanbaru. This Fixed Wireless Access services, which is based on wireless access network with the technology CDMA (Code Division Multiple Access) 2000 1x is designed to meet the demands of the society for telecommunication with cheap tariff and complete features, such as voice service, SMS, and data with limited mobility.

Indosat obtained Export Credit Facility

On May 12, 2006, Indosat obtained a credit facility from Finnish Export Credit (FEC) amounting to US$38 million which will be used to finance the purchase of telecommunications equipment. The loans bear fixed interest rate of 4.15% and will mature in 5 years.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 March 2005 and 2006

Description	Unit	YTD Ended 31 Mar 2005	YTD Ended 31 Mar 2005	Growth
		1	2	3=(2-1)/1
CELLULAR
Prepaid	subs	371,157	(1,572,461)	-523.7%
Postpaid	subs	63,491	16,188	-74.5%
Total Net Additions	subs	434,648	(1,556,273)	-458.1%

Prepaid	subs	9,585,820	12,263,585	27.9%
Postpaid	subs	603,435	692,595	14.8%
Total Cellular Subscriber	subs	10,189,255	12,956,180	27.2%

ARPU Prepaid	Rp	244,131	217,469	-10.9%
ARPU Postpaid	Rp	67,635	50,448	-25.4%
ARPU Blended	Rp	77,816	58,836	-24.4%
MIDI

Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	2,942	5,486	86.5%
Domestic High Speed Leased Circuit	cct/64k	19,624	33,843	72.5%
Satellite Transponder Leased (external usage)	# transp	11.6	12.5	7.8%
Datacom
International High Speed Leased Circuit	cct/64k	592	736	24.3%
Domestic High Speed Leased Circuit	cct/64k	4,037	6,101	51.1%
Frame Relay	port	1,093	986	-9.8%
IPVPN	cct/64k	453	3,201	606.6%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,701	1,287	-24.3%
Frame Relay	access	4,357	4,219	-3.2%
VSAT	terminal	1,619	1,735	7.2%
IPVPN	link	1,403	2,151	53.3%

IM2
Internet Dial Up	user	25,116	28,766	14.5%
Internet Dedicated	link	729	998	36.9%
IPVPN	link	304	171	-43.8%

IDD

Outgoing Traffic	000 min	39,625	36,345	-8.3%
Incoming Traffic	000 min	193,784	235,259	21.4%

Total Traffic	000 min	233,409	271,604	16.4%
I/C Ratio	-	4.89	6.47	32.4%

EMPLOYEES
Indosat and its subsidiaries (including non permanent employees)	person	7,786	8,052	3.4%

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH ENDED MARCH 31, 2005 & 2006

(Expressed in billions of Indonesian Rupiah and millions of U.S.Dollars, except share data)

DESCRIPTION				Growth (2)
	Three Months
	Ended March 31,
	2005	2006
	RP	RP	US $ (1)

OPERATING REVENUES
Cellular	2,107.4	2,171.9	239.3	3.1%
Multimedia, Data Communication, Internet ("MIDI")	391.5	455.7	50.2	16.4%
Fixed Telecommunication	317.0	272.0	30.0	-14.2%
TOTAL OPERATING REVENUES	2,815.9	2,899.6	319.5	3.0%

OPERATING EXPENSES
Depreciation & amortization	757.8	836.5	92.2	10.4%
Personnel	327.3	286.9	31.6	-12.3%
Administration and general	169.7	154.2	17.0	-9.1%
Maintenance	134.0	128.8	14.2	-3.9%
Compensation to telecommunications carriers & service providers	108.0	85.6	9.4	-20.8%
Marketing	80.9	80.4	8.9	-0.6%
Leased circuits	37.9	40.2	4.4	6.2%
Other costs of services	345.1	438.5	48.3	27.1%
TOTAL OPERATING EXPENSES	1,960.7	2,051.2	226.0	4.6%

OPERATING INCOME	855.2	848.4	93.5	-0.8%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange - net	(67.2)	264.5	29.1	493.3%
Interest income	39.3	66.8	7.4	69.9%
Financing cost	(290.1)	(328.4)	(36.2)	13.2%
Loss on change in fair value of derivatives - net	(104.9)	(222.4)	(24.5)	112.1%
Amortization of goodwill	(56.6)	(56.6)	(6.2)	0.1%
Loss on sale of other long-term investments	(1.0)	0.0	0.0	100.0%
Others - net	47.7	(14.7)	(1.6)	-130.9%
TOTAL OTHER INCOME (EXPENSES)	(432.8)	(290.9)	(32.1)	-32.8%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	0.0	0.0	0.0	0.0%

INCOME BEFOR INCOME TAX	422.4	557.6	61.4	32.0%

INCOME TAX EXPENSE
Current	97.0	116.4	12.8	20.1%
Deferred	34.6	48.0	5.3	38.8%
TOTAL INCOME TAX EXPENSE	131.5	164.4	18.1	25.0%

INCOME BEFORE MINORITY INTEREST IN NET INCOME	290.9	393.2	43.3	35.2%
OF SUBSIDIARIES

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(8.1)	(9.2)	(1.0)	14.7%

NET INCOME	282.8	383.9	42.3	35.8%

BASIC EARNING PER SHARE (as restated)	54.19	71.46	0.01	31.9%

DILUTED EARNING PER SHARE (as restated)	53.97	70.67	0.01	30.9%

BASIC EARNINGS PER ADS (50 B shares per ADS, as restated)	2,709.25	3,572.97	0.39	31.9%

DILUTED EARNINGS PER ADS (as restated)	2,698.62	3,533.51	0.39	30.9%

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) ON March 31, 2006 of Rp9,075 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND 2006

(Expressed in Billions of Indonesian Rupiah and Milliaons of U.S.Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,240.1	4,136.1	455.8
Short-term investments - net of allowance	37.7	42.5	4.7
Accounts receivable - net of allowance
Trade
Related parties
PT Telkom Tbk	139.7	118.0	13.0
Others	131.1	122.6	13.5
Third parties	975.3	980.9	108.1
Others
Third parties	114.8	9.5	1.0
Inventories	147.7	101.7	11.2
Derivative assets	0.0	3.6	0.4
Advances	62.7	31.6	3.5
Prepaid taxes	721.9	876.7	96.6
Prepaid expenses	212.4	247.5	27.3
Other current assets	188.0	51.9	5.7
Total Current Assets	5,971.5	6,722.7	740.8

NON-CURRENT ASSETS
Due from related parties - net of allowance	43.2	31.1	3.4
Deferred tax assets - net	38.2	46.9	5.2
Investment in associated companies - net of allowance	0.4	0.5	0.1
Other long-term investments - net of allowance	4.7	2.7	0.3
Property and equipment - net	17,859.2	21,948.1	2,418.5
Goodwill and other intangible assets - net	2,929.5	2,918.8	321.6
Long-term receivables	127.5	122.0	13.4
Long-term prepaid pension - net of current portion	174.5	231.0	25.5
Long-term advance	320.9	353.5	39.0
Others	211.9	270.1	29.8
Total Non-current Assets	21,710.0	25,924.6	2,856.7

TOTAL ASSETS	27,681.5	32,647.3	3,597.5

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on March 31, 2006 of Rp9,075 to US$1 (in full amounts).

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND 2006

(Expressed in Billions of Indonesian Rupiah and Milliaons of U.S.Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable - trade
Related parties	4.8	27.1	3.0
Third parties	190.4	182.0	20.1
Procurement payable	2,111.5	2,298.8	253.3
Taxes payable	110.3	89.0	9.8
Accrued expenses	712.8	778.8	85.8
Unearned income	625.9	541.2	59.6
Deposits from customers	24.8	26.5	2.9
Derivative liabilities	278.2	159.6	17.6
Current maturities of :
Loans payable	60.8	54.2	6.0
Bonds payable	0.0	981.9	108.2
Other current liabilities	10.2	18.9	2.1
Total Current Liabilities	4,129.8	5,158.0	568.4

NON-CURRENT LIABILITIES
Due to related parties	27.5	20.8	2.3
Deferred tax liabilities - net	527.9	916.3	101.0
Loans payable - net of current maturities
Related parties	626.5	631.6	69.6
Third parties	674.6	668.9	73.7
Bonds payable - net of current maturities	7,582.6	9,750.7	1,074.5
Other non-current liabilities	432.9	533.6	58.8
Total Non-Current Liabilities	9,872.2	12,521.9	1,379.8

MINORITY INTEREST	170.5	184.9	20.4

STOCKHOLDERS' EQUITY
Capital stock	528.7	537.9	59.3
Premium on capital stock	884.4	1,284.8	141.6
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	44.5
Stock options	109.3	65.3	7.2
Difference in foreign currency translation	0.4	0.1	0.0
Retained Earning
Appropriated	33.6	49.9	5.5
Unappropriated	11,266.2	12,056.7	1,328.6
Net income this period	282.8	383.9	42.3
Total Retained Earning	11,582.6	12,490.6	1,376.4
Total Stockholders' Equity	13,509.1	14,782.5	1,628.9

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	27,681.5	32,647.3	3,597.5

(2)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on March 31, 2006 of Rp9,075 to US$1 (in full amounts).